UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of APRIL, 2005.

                        Commission File Number: 0-30920


                           BARADERO RESOURCES LIMITED
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           BARADERO RESOURCES LIMITED
                                           -------------------------------------

Date:  APRIL 30, 2005                      /s/ Nick DeMare
     ------------------------------        -------------------------------------
                                           Nick DeMare,
                                           President & CEO

--------------------------------------------------------------------------------



                           BARADERO RESOURCES LIMITED


                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 28, 2005
                      (Unaudited - Prepared by Management)


--------------------------------------------------------------------------------

MANAGEMENT'S COMMENTS ON UNAUDITED FINANCIAL STATEMENTS


The accompanying unaudited interim consolidated financial statements of Baradero Resources Limited for the nine months ended February 28, 2005, have been prepared by and are the responsibility of the Company's management. These statements have not been reviewed by the Company's external auditors.

                           BARADERO RESOURCES LIMITED
                       INTERIM CONSOLIDATED BALANCE SHEETS
                      (Unaudited - Prepared by Management)




                                                   FEBRUARY 28,       MAY 31,
                                                       2005            2004
                                                         $               $

                                     ASSETS

CURRENT ASSETS

Cash                                                     69,781         100,921
Amounts receivable and prepaids                          11,505          10,303
                                                   ------------    ------------
                                                         81,286         111,224

OTHER ASSETS (Note 3)                                    22,512          26,489
                                                   ------------    ------------
                                                        103,798         137,713
                                                   ============    ============

                                   LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities                  1,382          15,089

ADVANCES (Note 5(b))                                     90,072         127,548
                                                   ------------    ------------
                                                         91,454         142,637
                                                   ------------    ------------

                        SHAREHOLDERS' EQUITY (DEFICIENCY)

SHARE CAPITAL (Note 4)                                1,825,453       1,751,878

CONTRIBUTED SURPLUS                                      18,255               -

DEFICIT                                              (1,831,364)     (1,756,802)
                                                   ------------    ------------
                                                         12,344          (4,924)
                                                   ------------    ------------
                                                        103,798         137,713
                                                   ============    ============



APPROVED BY THE DIRECTORS

/s/ NICK DEMARE        , Director
-----------------------
/s/ HARVEY LIM         , Director
-----------------------


          The accompanying notes are an integral part of these interim consolidated financial statements.

                           BARADERO RESOURCES LIMITED
            INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                      (Unaudited - Prepared by Management)




                                                        THREE MONTHS ENDED               NINE MONTHS ENDED
                                                   ----------------------------    ----------------------------
                                                   FEBRUARY 28,    FEBRUARY 29,    FEBRUARY 28,    FEBRUARY 29,
                                                       2005            2004            2005            2004
                                                         $               $               $               $

REVENUES

Oil and gas sales                                             -          27,686               -          63,890
                                                   ------------    ------------    ------------    ------------
EXPENSES

Production                                                    -           9,674               -          21,672
General and administration                               17,093          32,546          73,846          49,991
Stock-based compensation                                      -               -          30,180               -
Depreciation, depletion and impairment                        -           6,961               -          15,974
                                                   ------------    ------------    ------------    ------------
                                                         17,093          49,181         104,026          87,637
                                                   ------------    ------------    ------------    ------------
LOSS BEFORE OTHER ITEMS                                 (17,093)        (21,495)       (104,026)        (23,747)
                                                   ------------    ------------    ------------    ------------
OTHER ITEMS

Interest and other income                                 3,928              47          18,977           1,857
Gain on sale of other assets                              6,590               -          14,970               -
Foreign exchange                                            427              97          (4,483)          1,698
                                                   ------------    ------------    ------------    ------------
                                                         10,945             144          29,464           3,555
                                                   ------------    ------------    ------------    ------------
NET LOSS FOR THE PERIOD                                  (6,148)        (21,351)        (74,562)        (20,192)

DEFICIT - BEGINNING OF PERIOD                        (1,825,216)     (1,934,801)     (1,756,802)     (1,935,960)
                                                   ------------    ------------    ------------    ------------
DEFICIT - END OF PERIOD                              (1,831,364)     (1,956,152)     (1,831,364)     (1,956,152)
                                                   ============    ============    ============    ============


LOSS PER SHARE - BASIC AND DILUTED                       $(0.01)         $(0.01)         $(0.04)         $(0.01)
                                                   ============    ============    ============    ============
WEIGHTED AVERAGE NUMBER OF
    COMMON SHARES OUTSTANDING
    - BASIC AND DILUTED                               1,911,521       1,911,521       1,911,521       1,911,521
                                                   ============    ============    ============    ============




          The accompanying notes are an integral part of these interim consolidated financial statements.

                           BARADERO RESOURCES LIMITED
                  INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
                      (Unaudited - Prepared by Management)





                                                        THREE MONTHS ENDED              NINE MONTHS ENDED
                                                   ----------------------------    ----------------------------
                                                   FEBRUARY 28,    FEBRUARY 29,    FEBRUARY 28,    FEBRUARY 29,
                                                       2005            2004            2005            2004
                                                         $               $               $               $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Loss for the period                                      (6,148)        (21,351)        (74,562)        (20,192)
Adjustment for items not affecting cash
     Depreciation, depletion and impairment                   -           6,961               -          15,974
     Stock-based compensation                                 -               -          30,180               -
     Gain on sale of other assets                        (6,589)              -         (14,970)              -
                                                   ------------    ------------    ------------    ------------
                                                        (12,737)        (14,390)        (59,352)         (4,218)

Increase in amounts receivable and prepaids                (881)         (6,203)         (1,202)        (21,520)

(Decrease) increase in accounts payable
     and accrued liabilities                            (15,499)         19,800         (13,707)         20,864
                                                   ------------    ------------    ------------    ------------
                                                        (29,117)           (793)        (74,261)         (4,874)
                                                   ------------    ------------    ------------    ------------

INVESTING ACTIVITIES

Additions to oil and gas properties                           -         (10,237)              -         (17,783)
Proceeds on sale of other assets                          7,510               -          18,947               -
                                                          7,510         (10,237)         18,947         (17,783)
                                                   ------------    ------------    ------------    ------------
FINANCING ACTIVITIES

Issuance of share capital                                14,250               -          14,250               -
Repayment of advances                                   (32,928)              -         (37,476)          3,000
Loan payment received                                    47,400               -          47,400               -
                                                   ------------    ------------    ------------    ------------
                                                         28,722               -          24,174           3,000
                                                   ------------    ------------    ------------    ------------
INCREASE (DECREASE) IN CASH                               7,115         (11,030)        (31,140)        (19,657)

CASH - BEGINNING OF PERIOD                               62,666          27,580         100,921          36,207
                                                   ------------    ------------    ------------    ------------
CASH - END OF PERIOD                                     69,781          16,550          69,781          16,550
                                                   ============    ============    ============    ============




          The accompanying notes are an integral part of these interim consolidated financial statements.

                           BARADERO RESOURCES LIMITED
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 28, 2005
                      (Unaudited - Prepared by Management)


1.       NATURE OF OPERATIONS

         The Company was previously involved in the acquisition, exploration, development and production of crude oil and natural gas reserves. In March 2004, the Company sold its remaining interests in oil and gas properties. The Company subsequently participated in the drilling of an unsuccessful well in Alberta, Canada. On May 31, 2004, the Company abandoned its oil and gas subsidiary and no longer holds any oil and gas interests. The Company is currently assessing its business opportunities. See Note 7.

         As at February 28, 2005, the Company had an accumulated deficit of $1,831,364, working capital of $79,904 and advances payable of $90,072. The Company will require additional advances or equity financing to pursue any business opportunities and meet ongoing corporate overhead. There are no assurances that the Company will be able to identify and complete acquisitions or obtain sufficient additional resources.

         Effective November 23, 2004, the Company continued its jurisdiction out of the Yukon Territory and into British Columbia.


2.       SIGNIFICANT ACCOUNTING POLICIES

         The interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP"). The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported in the interim financial statements and accompanying notes. Actual results could differ from those estimates. The interim consolidated financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual financial statements.


3.       OTHER ASSETS

                               AS AT FEBRUARY 28, 2005      AS AT MAY 31, 2004
                               -----------------------   ----------------------
                                NUMBER         AMOUNT    NUMBER          AMOUNT
                               OF SHARES         $       OF SHARES          $

         Secure One Inc.        500,000        13,137     580,000        15,239
         Halo Resources Ltd.     12,500         9,375      15,000        11,250
                                             --------                  --------
                                               22,512                    26,489
                                             ========                  ========

         As at February 28, 2005, the quoted market value of the marketable securities was $101,250 (May 31, 2004 - $115,650).

                           BARADERO RESOURCES LIMITED
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 28, 2005
                      (Unaudited - Prepared by Management)


4.       SHARE CAPITAL

                                                      NUMBER
                                                     OF SHARES           $
         Authorized - unlimited common shares
                      without par value
         Issued:

         Balance, beginning of period                 1,911,523       1,751,878
                                                   ------------    ------------
         Issued during the period
              For cash
                   Exercise of options                   75,000          14,250
              Reallocation from contributed
                   surplus on exercise of options             -          11,925
              Repayment of loan (Note 5(c))                   -          47,400
                                                   ------------    ------------
                                                         75,000          73,575
                                                   ------------    ------------
         Balance, end of period                       1,986,523       1,825,453
                                                   ============    ============

         (a) On June 3, 2004, the Company completed a consolidation of its share capital on a 1 new for 4 old basis. All share balances have been adjusted accordingly.

         (b) As at February 28, 2005, 348,526 shares are held in escrow and are being released at six months intervals over a period ending September 27, 2007.

         (c) A summary of the Company's stock options at February 28, 2005 and the changes for the nine months ended February 28, 2005 is presented below:

                                                      OPTIONS        WEIGHTED
                                                    OUTSTANDING       AVERAGE
                                                        AND          EXERCISE
                                                    EXERCISABLE        PRICE
                                                                         $

                  Balance, beginning of period                -            -
                  Granted                               190,000         0.19
                  Exercised                             (75,000)        0.19
                                                   ------------
                  Balance, end of period                115,000         0.19
                                                   ============

                  The following table summarizes information about the stock options outstanding and exercisable at February 28, 2005:

                  EXERCISE                OPTIONS
                    PRICE               OUTSTANDING            EXPIRY DATE
                      $

                    0.19                    115,000            November 26, 2007
                                        ===========

                           BARADERO RESOURCES LIMITED
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 28, 2005
                      (Unaudited - Prepared by Management)


4.       SHARE CAPITAL (continued)

                  The fair value of stock options granted to employees, directors and consultants is estimated on the dates of grants using the Black-Scholes option pricing model with the following assumptions used for the grants made during the period:

                          Risk-free interest rate             2.91%
                          Estimated volatility               122.98%
                          Expected life                     1.5 years
                          Expected dividend yield               0%


                  The weighted average fair value per share of stock options, calculated using the Black-Scholes option pricing model, granted during the period to the Company's directors and consultants was $0.16 per share. The Company charged $30,180 stock-based compensation to operations.

5.       RELATED PARTY TRANSACTIONS

         (a) During the nine months ended February 28, 2005 the Company was charged a total of $51,200 for accounting, administration and management services provided by a company controlled by the President of the Company.

         (b) The Company has received ongoing advances from a private company controlled by the President of the Company. Commencing December 1, 2004, the Company agreed to pay interest on advances at an annual interest rate of Bank of Montreal prime rate less 1%. During the nine months ended February 28, 2005, the Company recorded interest expense of $320, which has been included in accounts payable, and repaid $37,476 of advances.

         (c) During the nine months ended February 28, 2005, the Company received $47,400 in full payment of the remaining balance of a loan which had previously been provided to a former President of the Company to acquire common shares of the Company.


6.       SUPPLEMENTARY CASH FLOW INFORMATION

         Non-cash financing activities were conducted by the Company during the nine months ended February 28, 2005 and February 29, 2004 as follows:

                                                   FEBRUARY 28,    FEBRUARY 29,
                                                       2005            2004
                                                         $               $
         Financing activities

            Issuance of common shares
               on exercise of options                    11,925               -
            Contributed surplus                         (11,925)              -
                                                   ------------    ------------
                                                              -               -
                                                   ============    ============

         Other supplementary cash flow information

            Interest paid in cash                             -               -
                                                   ============    ============
            Income taxes paid in cash                         -               -
                                                   ============    ============

                           BARADERO RESOURCES LIMITED
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 28, 2005
                      (Unaudited - Prepared by Management)

7.       SUBSEQUENT EVENT

         On March 5, 2005, the Company entered into a letter of intent with Magellan Gold Corp. ("Magellan") and the shareholders of Magellan, pursuant to which the Company shall purchase all of the issued and outstanding common shares of Magellan in exchange for common shares of the Company on a one-for-one basis (the "Transaction"). The shares will be issued subject to escrow restrictions in accordance with the policies of the TSX Venture Exchange.

         Magellan is a private corporation owned by individuals who are at arms-length to the Company. Magellan's sole material asset is an option agreement to acquire all of the issued shares of Bulakashu Mining Corp. ("BMC"), a Kyrgyz limited liability company. The sole asset of BMC is a license permitting the exploration of the Bulakashu Gold Property, located in a north-central area of the Kyrgyz Republic.

         Completion of the Transaction is subject to the Company completing a financing to raise $800,000 in equity, preparation of a geological report, formal documentation and shareholder and regulatory approvals. On completion of the Transaction the acquisition of Magellan will be treated, for accounting purposes, as a reverse take-over of the Company by Magellan.

                           BARADERO RESOURCES LIMITED
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                   FOR THE NINE MONTHS ENDED FEBRUARY 28, 2005


BACKGROUND

This discussion and analysis of financial position and results of operation is prepared as at April 27, 2005 and should be read in conjunction with the interim consolidated financial statements and the accompanying notes for the nine months ended February 28, 2005 of Baradero Resources Limited (the "Company"). These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Except as otherwise disclosed, all dollar figures included therein and in the following management discussion and analysis ("MD&A") are quoted in Canadian dollars. Additional information relevant to the Company's activities, can be found on SEDAR at www.sedar.com .

COMPANY OVERVIEW

The Company previously was engaged in the acquisition, exploration, development and production of crude oil and natural gas reserves. In March 2004, the Company sold its remaining interests in its oil and gas properties. It subsequently participated in the drilling of an unsuccessful well in Alberta, Canada. On May 31, 2004, the Company abandoned its wholly-owned oil and gas subsidiary, California Exploration Inc. ("CalEx") and no longer holds any oil and gas interest.

Effective June 3, 2004, the Company consolidated its share capital on a 1 new for 4 old basis and changed its name from California Exploration Ltd. to Baradero Resources Limited. Effective November 23, 2004, the Company continued its jurisdiction out of the Yukon Territory and into British Columbia. The Company currently is a reporting issuer in British Columbia and Alberta. The Company trades on the TSX Venture Exchange ("TSXV") under the symbol "BRH" and on the OTCBB under the symbol "BRHAF". The Company is also registered with the U.S. Securities and Exchange Commission ("SEC") as a foreign private issuer under the Securities Act of 1934.

FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

PROPOSED ACQUISITION

On March 10, 2005, the Company entered into a letter of intent with Magellan Gold Corp. ("Magellan") and the shareholders of Magellan, pursuant to which the Company shall purchase all of the 3,700,100 issued shares of Magellan in exchange for shares of the Company on a one-for-one basis (the "Transaction"). The shares will be issued at a deemed price of $0.20, and they will be subject to escrow restrictions in accordance with the policies of the TSXV. The Transaction is at arm's length.

Information About Magellan

Magellan is a new precious and base metal exploration company that has operated privately since February, 2004. During the past year, Magellan has been evaluating joint venture opportunities with early to advanced exploration stage gold and base metal projects in Kazakhstan, the Kyrgyz Republic and Uzbekistan. These countries cover the central portion of the Tien Shan Metallogenic Belt.

Baradero Resources Limited - MD&A
For the nine months ended February 28, 2005                               Page 2
--------------------------------------------------------------------------------




In September of 2004, Magellan entered into an option agreement with Marsa Gold Corp. ("Marsa"), a Kyrgyz limited liability company, to acquire all of the issued shares of Bulakashu Mining Company LLC ("BMC"), which is also a Kyrgyz limited liability company. The sole asset of BMC is a license permitting the exploration of the Bulakashu Gold Property located in a north central area of the Kyrgyz Republic within the Tien Shan Metallogenic Belt. The acquisition of BMC is staged over a period of four years. In order to exercise the option in full, by January 2, 2008, Magellan must make cash payments to Marsa of US $120,000 (US $40,000 paid to date), issue 1,025,000 shares to Marsa (to be issued by the Company), and incur US $2,360,000 in exploration expenditures on the Bulakashu Gold Property (US $110,000 incurred to date).

Terms and Conditions of the Transaction

In connection with the Transaction:

i) The Company intends to complete a private placement of up to 4,000,000 units at a price of $0.20 per unit, each unit consisting of one common share of the Company and one warrant to buy one common share for $0.40 for two years from the closing of the Transaction (the "Closing"). The proceeds of the private placement will be used for, among other things, property payments, the 2005 exploration program on the Bulakashu Gold Property and initial working capital requirements. The private placement is subject to the closing of the Transaction, as well as to the acceptance of the TSXV of the proposed use of proceeds. Up to an additional 2,000,000 units will also be issued to convert bridge financing provided to Magellan.

ii) The Company will replace its current stock option plan with a new plan which will provide for options to purchase up to 1,918,982 shares of the Company. It is intended to grant options pursuant to this new plan prior to Closing.

iii) The Transaction and related matters will constitute a reverse take-over of the Company. There are currently 1,986,521 shares of the Company outstanding. At Closing, there will be 12,119,959 shares of the Company outstanding.

iv) A finder's fee of 233,338 shares of the Company is payable in respect of the Transaction at Closing.

Directors and Officers of the Company at Closing

At Closing, the directors and officers of the Company will include:

Douglas S. Turnbull, President, C.E.O. and a Director - Mr. Turnbull is a consulting geologist with over 20 years experience in diamond, precious and base metal exploration. Mr. Turnbull holds a Honours Bachelor of Science degree in Geology and is a Qualified Professional Geoscientist recognized by the Association of Professional Engineers and Geoscientists of British Columbia. Mr. Turnbull's previous working and consulting experience includes Monopros Ltd., Goldfields Mining Corporation, Prime Exploration Ltd., Adrian Resources Ltd., and Madison Enterprises Corp. Mr. Turnbull was part of exploration teams responsible for the exploration and development of the Eskay Creek Gold Deposit in British Columbia, Canada, the Petaquilla Cu-Au Porphyry Deposit in Panama and the Mt. Kare Gold Deposit in Papua New Guinea. Currently Mr. Turnbull is the current president of Magellan and also serves as a director on the boards of Oromin Exploration Ltd., Buffalo Gold Ltd. and Grizzly Diamonds Ltd.

Nick DeMare, CFO and a Director -Mr. DeMare is a chartered accountant and he is currently the President of the Company. Mr. DeMare earned his Bachelor of Commerce from the University of British Columbia in May 1977. He has been a director and officer of many publicly listed companies in Canada since 1988. Since 1991, as President of Chase Management Ltd., he has specialized in providing accounting, management, securities regulatory compliance and corporate secretarial services to companies listed on the TSXV and its predecessors. Mr. DeMare is currently a director

Baradero Resources Limited - MD&A
For the nine months ended February 28, 2005                               Page 3
--------------------------------------------------------------------------------




and/or officer of several TSXV listed companies including Tumi Resources Limited, Tinka Resources Limited, Mawson Resources Limited, Halo Resources Ltd., Golden Peaks Resources Ltd., Gold Point Exploration Ltd., Andean American Mining Corp. and GGL Diamond Corp.

William J. Tafuri, V.P. Exploration and Director of Operations, Asia - Mr. Tafuri has a Ph.D. in geology and over 30 years of diverse mining and exploration experience in precious and base metals. In addition to Mr. Tafuri's consulting experience, he has worked for a number of major international mining companies including Santa Fe Pacific Gold Corporation, Kinross Gold Corporation and Getty Mining. Prior to 1995, he worked primarily in the western United States, as an exploration geologist early in his career and ultimately as the Western U.S. Exploration Manager of Getty Mining. From 1995 to 1998, Mr Tafuri served as regional geologist for Santa Fe Pacific Gold Corporation in Kazakhstan. For the year following, he served as senior geologic advisor to Phelps Dodge Corporation in Kazakhstan and Russia assisting with exploration, negotiation and acquisition of new projects. From 1999 to 2001, Mr. Tafuri worked for Kinross Gold Corporation principally involved with the evaluation of projects in Russia, North and South America. Since 2001, he has focussed on his consulting business, mainly conducting property evaluations in Kazakhstan.

Oleg Kim, Director - Oleg Kim is a Kyrgyz national and the principal of Marsa and the President of BMC. He has graduate and post graduate qualifications in geology from Russia and Uzbekistan and further qualifications in economics from McGill University in Canada. From 1985 to 1992, he worked for a number of State Geology organizations in the Kyrgyz Republic and subsequently Kyrgyzaltyn, the principal state mining company in the Kyrgyz Republic. He was involved from 1993 with the development of the Kumtor Gold Deposit joint venture with Cameco Corporation and became chief exploration geologist at Kumtor in charge of the major continuing exploration program for this gold mine. He was also generally responsible for Cameco's Central Asian exploration program. Since 1992 he has developed his own business interests in gold exploration and production. He is also a director of Andash Mining Company in the Kyrgyz Republic.

Cary Pinkowski, Director - Cary Pinkowski has 15 years of experience in dealing with North American and European capital markets. During Mr. Pinkowski's distinguished career with Canaccord Capital Corporation, Canada's largest independent securities dealer, he specialized in Venture and Natural Resource Company Financings and maintained a large retail and institutional clientele. Mr. Pinkowski currently acts as an advisor to Entree Gold Inc. on its business and corporate development.

Gregory Crowe, Director - Mr. Crowe is a registered Professional Geologist in the provinces of Alberta and British Columbia. He brings over 20 years exploration, business and entrepreneurial experience throughout North America, Latin America, Africa and Southeast Asia. After leaving Anaconda Canada in 1984, Mr. Crowe co-founded and was President of Azimuth Geological Inc. This private company provided exploration and management services to companies in the junior and major mining sectors, including Rio Algom, Westmin Mines, Lafarge Canada and the Prime Group. In the 1990's, Mr. Crowe re-focused his exploration efforts on Latin America. From 1994 to 1998, he was instrumental transforming Yuma Copper Corp. from a junior exploration company into a copper producer with two active mines in Chile. Between 1998 and the present, he has provided consulting services to a number of mining companies, world-wide. Mr. Crowe is currently the President and C.E.O. of Entree Gold Inc.

Lindsay Bottomer, Director - Mr. Bottomer is a professional geologist with over 30 years experience in mineral exploration, world-wide. For the past 16 years he has been based in Vancouver working with Prime Equities (Pezim Group), Echo Bay Mines, and as a consultant to a number of junior resource companies. He is currently President of Southern Rio Resources Ltd. and a director of Pacific North West Capital Corp and Entree Gold Inc.. He was President of the BC & Yukon (Canada) Chamber of Mines from 1998 to 2000.

Completion of the Transaction is subject to a number of conditions, including but not limited to, TSXV acceptance and disinterested Company shareholder approval. The Transaction cannot close until the required shareholder approval is obtained. There can be no assurance that the Transaction will be completed as proposed or at all.

Baradero Resources Limited - MD&A
For the nine months ended February 28, 2005                               Page 4
--------------------------------------------------------------------------------


SELECTED FINANCIAL DATA

The financial information for the 2004 and prior fiscal years include the accounts of the Company and the operations of CalEx to May 31, 2004. Effective May 31, 2004, the Board of Directors of the Company determined to abandon CalEx. The Company no longer accounts for the activities of CalEx.

For the 2004 fiscal year, on a retroactive basis, the Company changed its reporting currency from United States dollars to Canadian dollars to reflect the Company's activities at the end of the 2004 fiscal year. All assets and liabilities are translated into Canadian dollars at the rate of exchange prevailing at the balance sheet date. Revenues and expenses are translated at the average rate for the year.

The following selected financial information is derived from the unaudited consolidated interim financial statements of the Company prepared in accordance with Canadian GAAP.

                                ---------------------------------   ---------------------------------------------   ---------
                                           FISCAL 2005                               FISCAL 2004                   FISCAL 2003
                                ---------------------------------   ---------------------------------------------   ---------
                                 FEB. 28     NOV. 30     AUG. 31      MAY 31     FEB. 29     NOV. 30     AUG. 31      MAY 31
                                    $           $           $           $           $           $           $           $
                                ---------------------------------   ---------------------------------------------   ---------

OPERATIONS:

Revenues                                -           -           -      35,014      27,686      21,920      14,284      22,064
Net income (loss)                 (74,562)    (70,463)      2,049     199,353     (21,354)     (1,451)      2,610    (164,617)
Basic and diluted earnings
    (loss) per share                (0.04)      (0.04)       0.00        0.10       (0.01)      (0.00)       0.00       (0.09)
Dividends per share                     -           -           -           -           -           -           -           -

BALANCE SHEET:

Working capital (deficiency)       79,904      56,409      96,456      96,135    (192,395)   (167,765)   (172,463)   (173,391)
Total assets                      103,798      96,723     133,509     137,713     139,205     140,756     138,441     135,533
Total long-term liabilities        90,072     123,000     123,000     127,548     102,548     102,548      99,548      99,548

                                ---------------------------------   ---------------------------------------------   ---------

RESULTS OF OPERATIONS

During the nine months ended February 28, 2005 ("2005") the Company reported a loss of $74,562, an increase in loss of $54,370 compared to a loss $20,192 for the nine months ended February 29, 2004 ("2004"). The difference was attributed primarily to the cessation of the Company's oil and gas operations in 2004 and the recognition in 2005 of $30,180 of non-cash stock-based compensation.

Oil and gas sales for 2004 was $63,890. Revenues from oil and gas sales in 2004 were generated from the West Ranch Field well. Production costs of $21,672 were incurred and depletion of $15,974 was recorded for 2004. Effective March 1, 2004, the Company sold its interest in the West Ranch Field well. Management is currently reviewing other oil and gas projects for participation and other resource opportunities.

General and administration costs decreased by $23,855, from $49,991 in 2004 to $73,846 in 2005. The increase in costs in 2005 was due to an increase in accounting, administration and management services provided by Chase Management Ltd. ("Chase"), a private company owned by Mr. DeMare, and the services of Mr. DeMare as President of the Company. Chase is currently paid a base amount of $5,000 per month, of which $3,000 relates to the accounting, administration and management services provided by Chase personnel, exclusive of Mr. DeMare, and $2,000 relates to Mr. DeMare's services as the President of the Company.

Baradero Resources Limited - MD&A
For the nine months ended February 28, 2005                               Page 5
--------------------------------------------------------------------------------




During the nine months ended February 28, 2005, the Company sold certain of its marketable securities, for total proceeds of $18,947, recognizing a gain of $14,970. The Company also received $14,250 from the exercise of stock options and a further $47,400 from the repayment of a loan which had been provided to a former President of the Company. The proceeds have been used to repay $37,476 of advances which had been made to the Company.

FINANCIAL CONDITION / CAPITAL RESOURCES

With the sale of its remaining oil and gas properties in March 2004, the Company does not have any ongoing revenues. The Company has relied on the sale of its marketable securities, advances from related parties and exercises of options to provide funds for working capital purposes. As at February 28, 2005, the Company had a working capital of $79,904 and $90,072 of advances payable. The Company also holds marketable securities with a quoted market value, at February 28, 2005, of $101,250. As previously described in the "Proposed Acquisition" section, the Company will require significant equity financing to complete its proposed acquisition of Magellan, to conduct exploration on the Bulakashu Gold Property and meet ongoing corporate overhead. The Company may incur significant costs to complete this acquisition. There are no assurances that the Company will be able to complete the required financings or receive the necessary approvals to complete the acquisition of Magellan.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

PROPOSED TRANSACTIONS

As described in "Proposed Acquisition", the Company has entered into an agreement to acquire Magellan,. If completed the acquisition will be treated for accounting purposes, as a reverse take-over and the financial statements will reflect a continuation of the legal subsidiary, Magellan, not the Company, the legal parent.

CRITICAL ACCOUNTING ESTIMATES

A detailed summary of all the Company's significant accounting policies is included in Notes 2 and 3 to the May 31, 2004 audited consolidated financial statements.

CHANGES IN ACCOUNTING POLICIES

There were no changes in accounting policies adopted by the Company during the nine months ended February 28, 2005.

TRANSACTIONS WITH RELATED PARTIES

During the nine months ended February 28, 2005 the Company was charged a total of $51,200 for accounting, administration and management services provided by a company controlled by the President of the Company.

The Company has received ongoing advances from a private company controlled by the President of the Company. Commencing December 1, 2004, the Company agreed to pay interest on advances at an annual interest rate of Bank of Montreal prime rate less 1%. During the nine months ended February 28, 2005, the Company accrued interest expense of $320. As at February 28, 2005, $90,072 remained outstanding.

INVESTOR RELATIONS ACTIVITIES

The Company did not engage any outside consultants to provide investor relations activities during the nine months ended February 28, 2005. All investor relations activities are provided by the Company's directors and officers.

Baradero Resources Limited - MD&A
For the nine months ended February 28, 2005                               Page 6
--------------------------------------------------------------------------------



OUTSTANDING SHARE DATA

The Company's authorized share capital is unlimited common shares without par value. As at April 28, 2005 there were 1,986,523 issued and outstanding common shares and 115,000 stock options outstanding and exercisable at $0.19 per share. There were no warrants outstanding.

                                 FORM 52-109FT2

            CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD




I, Nick DeMare, Chief Executive Officer of Baradero Resources Limited, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 "Certification of Disclosure in Issuers' Annual and Interim Filings") of BARADERO RESOURCES LIMITED for the interim period ending February 28, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.


Date:    April 29, 2005



         /s/ Nick DeMare
         ---------------------
         Nick DeMare
         Chief Executive Officer

                                 FORM 52-109FT2

            CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD




I, Nick DeMare, a Director of Baradero Resources Limited and performing similar functions to that of a Chief Financial Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 "Certification of Disclosure in Issuers' Annual and Interim Filings") of BARADERO RESOURCES LIMITED for the interim period ending February 28, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.


Date:    April 29, 2005


         /s/ Nick DeMare
         ---------------
         Nick DeMare
         Director